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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                             De Anza Properties - X
                           (Name of Subject Company)

                             De Anza Properties - X
                              De Anza Corporation
                       (Name of Persons Filing Statement)

                     Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      NONE
                    ((CUSIP) Number of Class of Securities)

                               Herbert M. Gelfand
                              De Anza Corporation
                              9171 Wilshire Blvd.
                                   Suite 627
                        Beverly Hills, California 90210
                                 (310) 550-1111
      (Name, address, and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                with copies to:
                               Michael J. Connell
                                Rena L. O'Malley
                              Morrison & Foerster
                             555 West Fifth Street
                           Los Angeles, CA 90013-1024
                                 (213) 892-5200



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This Amendment No. 1 to Schedule 14D-9 amends the Schedule 14D-9 filed December
12, 1995 by the persons filing this Statement as set forth below:

ITEM 1. SECURITY AND SUBJECT COMPANY.

        No change.

ITEM 2.  TENDER OFFER OF THE BIDDER.

        No change.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a)        No change.

     (b)(1)     No change.

     (b)(2)     No change.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a)        No change.

     (b)        No change.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         No change.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a)        No change.

     (b)        No change.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)        No change.

     (b)        No change.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         No change.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         No change except the following exhibit is added:





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    (a)(2)      Letter to Limited Partners dated December 18, 1995.

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                       December 18, 1995
                                       -----------------
                                       (Date)

                                       DE ANZA PROPERTIES-X

                                       By: DE ANZA CORPORATION
                                           its operating general partner

                                           By:  /s/Herbert M. Gelfand
                                                ------------------------------
                                                Herbert M. Gelfand
                                                Chairman of the Board

                                       DE ANZA CORPORATION

                                       By: /s/Herbert M. Gelfand
                                          ----------------------------------
                                           Herbert M. Gelfand
                                           Chairman of the Board





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                                 EXHIBIT INDEX

     99.3        Letter to Limited Partners dated December 18, 1995.





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